

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2018

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway **Chesapeake, Virginia**	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On October 11, 2018, Dollar Tree, Inc. issued a press release announcing that it plans to hire 25,000 associates in its third annual Nationwide Hiring Event hosted at Dollar Tree and Family Dollar stores across the country on Wednesday, October 17, 2018. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated October 11, 2018 issued by Dollar Tree, Inc.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**DOLLAR TREE, INC.**

Date: October 11, 2018   By: /s/ Kevin S. Wampler

                                               Kevin S. Wampler

                                               Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated October 11, 2018 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE & FAMILY DOLLAR TO HIRE 25,000 ASSOCIATES
IN NATIONWIDE HIRING EVENT ON OCTOBER 17

CHESAPEAKE, Va. - October 11, 2018 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, plans to hire 25,000 associates in its third annual Nationwide Hiring Event hosted at Dollar Tree and Family Dollar stores across the country on Wednesday, October 17.

"We are excited to grow our team to better serve our customers with greater values and friendly shopping experiences throughout the holiday season," stated Betty Click, Chief Human Resources Officer. "I am so proud of the progress we are making within our Dollar Tree and Family Dollar brands on developing and retaining engaged associates as we continue to invest in our talent."

As a growth company with more than 15,000 stores across North America, and plans to open hundreds of stores annually, now is an exciting time to join the Dollar Tree and Family Dollar team. Along with competitive compensation and benefits, the Company continues its commitment to ongoing training and talent development. There are numerous opportunities for career growth that contribute to the Company's success. Last year nearly 40,000 associates were promoted into new positions within the organization.

Interviews will be conducted at every U.S. store location from 10:00 AM to 6:00 PM local time. The Company is looking to fill permanent full-time and part-time openings in the roles of store managers, assistant store managers, cashiers and stocking associates, as well as seasonal holiday help.

Interested applicants are encouraged to visit a Dollar Tree or Family Dollar store during the one-day event or can apply online at www.DollarTree.com/careers and www.FamilyDollar.com/careers.

About Dollar Tree, Inc.

Dollar Tree, a Fortune 200 Company, now operates more than 15,000 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
             Randy Guiler, 757-321-5284
             Vice President, Investor Relations
             www.DollarTree.com
             DLTR - G